UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13G Under the Securities Exchange Act of 1934 (Amendment No. 05 )*

BioSante Pharmaceuticals, Inc (Name of Issuer)
Common Stock, $0.0001 Par Value (Title of Class of Securities)
09065 V 20 3 (CUSIP Number)
December 31, 2006 (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[		] Rule 13d-1(b)
[		] Rule 13d-1(c)
[	X	] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G
CUSIP No. 09065 V 20 3

1.	Names of Reporting Persons. Victor A. Morgenstern I.R.S. Identification Nos. of above persons (entities only).

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]

3.	SEC USE ONLY

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 574,571 (see Item 4)

	6.	Shared Voting Power 133,281 (see Item 4)

	7.	Sole Dispositive Power 574,571 (see Item 4)

	8.	Shared Dispositive Power 133,281 (see Item 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 707,852 (see Item 4)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.	Percent of Class Represented by Amount in Row (9) 3.1%

12.	Type of Reporting Person IN
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Item 1.
(a)	Name of Issuer The Name of the Issuer is BioSante Pharmaceuticals, Inc.
(b)	Address of Issuer's Principal Executive Offices The address of the principal executive offices of BioSante is 111 Barclay Boulevard, Lincolnshire, Illinois 60069.

Item 2.
(a)	Name of Person Filing This Amendment No. 5 to Schedule 13G is being filed by and on behalf of Victor A. Morgenstern.
(b)	Address of Principal Business Office or, if none, Residence The address of Mr. Morgenstern's principal place of business is 106 Vine Avenue, Highland Park, IL 60035.
(c)	Citizenship Mr. Morgenstern is a United States citizen.
(d)	Title of Class of Securities The class of equity securities to which this Statement relates is the common stock, $0.0001 par value per share, of BioSante Pharmaceuticals, Inc.
(e)	CUSIP Number The CUSIP number of the common stock is 09065 V 20 3.

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
(e)	[ ]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	[ ]	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	[ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.
(a)

Amount beneficially owned:

Amount beneficially owned: Mr. Morgenstern's beneficial ownership includes: (1) 455,571 shares of common stock; (2) 76,500 shares of common stock issuable upon exercise of a warrant; (3) 42,500 shares of common stock issuable upon exercise of stock options exercisable within 60 days; (4) 70,000 shares of common stock held by Mr. Morgenstern's wife, as to which shares Mr. Morgenstern disclaims beneficial ownership; and (6) 63,281 shares of common stock held by Resolute Partners. Mr. Morgenstern is a partner of Resolute Partners.

(b)

Percent of class:

Percent of class: 3.1%. The foregoing percentage is calculated based on the 22,975,040 shares of common stock reported to be outstanding by BioSante on its most recently filed quarterly report on Form 10-Q for the quarter ended September 30, 2006.

(c)	Number of shares as to which the person has:
	(i)	Sole power to vote or to direct the vote 574,571
	(ii)	Shared power to vote or to direct the vote 133,281
	(iii)	Sole power to dispose or to direct the disposition of 574,571
	(iv)	Shared power to dispose or to direct the disposition of 133,281

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ X ].

Instruction: Dissolution of a group requires a response to this item. Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not Applicable

Item 8.	Identification and Classification of Members of the Group
Not Applicable

Item 9.	Notice of Dissolution of Group

Item 10.	Certifications

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 25, 2007
Victor A. Morgenstern

By:	/s/ Victor A. Morgenstern Victor A. Morgenstern

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